A14
4/12/2002

02022871

JC 4/10

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51511

RECEIVED APR 0 9 2002 PROCESSING

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Galleon Merchant Banking, Inc.

OFFICIAL USE ONLY
FIRM ID. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4901 N.W. 17th Way, Suite 403
(No. and Street)

Fort Lauderdale (City) FL (State) 33309 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nicholas A. Natale 954 489-3995
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldstein Lewin & Co.
(Name - if *individual, state last, first, middle name)*

1900 N.W. Corporate Blvd. Suite 300E (Address) Boca Raton (City) FL (State) 33431 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 15 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 24037a-5(e)(2).*

0 4-15

OATH OR AFFIRMATION

I, Nicholas A. Natale, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Galleon Merchant Banking, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial Operations Principal

Title

Notary Public

Lisa Scarabino
MY COMMISSION # DD018202 EXPIRES
May 8, 2005
BONDED THRU TROY FAIN INSURANCE, INC.

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital for brokers and dealers pursuant to Rule 15c3-1
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 24037a-5(e)(3).*

GALLEON MERCHANT BANKING, INC.

Financial Statements

December 31, 2001

GALLEON MERCHANT BANKING, INC.
TABLE OF CONTENTS
DECEMBER 31, 2001

GOLDSTEIN LEWIN & CO.

Certified Public Accountants and Consultants

INDEPENDENT AUDITOR'S REPORT

To the Stockholders
Galleon Merchant Banking, Inc.
Fort Lauderdale, FL

We have audited the accompanying statement of financial condition of Galleon Merchant Banking, Inc. as of December 31, 2001, and the related statements of income (loss), changes in stockholders' equity and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Galleon Merchant Banking, Inc., as of December 31, 2001 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Goldstein Lewin & Co.

Goldstein Lewin & Co.

Boca Raton, Florida
March 19, 2002

GALLEON MERCHANT BANKING, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Cash	$	14,577
Accounts Receivable		1,650
Prepaid Expenses		316
Property and Equipment, Net		19,373
Other Assets		6,875
	$	42,791

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Accrued Liabilities	$	3,522
STOCKHOLDERS' EQUITY (Note 7)		
Preferred Stock Series A		
Preferred Stock Series B		
Common Stock, 50,000,000 shares par value $.001 authorized, 769,640 shares issued and outstanding		770
Additional Paid-In Capital		523,095
Accumulated Deficit		(484,596)
Total Stockholders' Equity		39,269
	$	42,791

GALLEON MERCHANT BANKING, INC.
STATEMENT OF INCOME (LOSS)
YEAR ENDED DECEMBER 31, 2001

REVENUE	
Investment Banking	$ 145,860
Interest	426
Total Revenue	146,286
OPERATING EXPENSES	
Employee Compensation and Benefits	121,839
Communications	1,603
Occupancy	44,286
Interest Expense	437
Other Expenses	175,758
Total Operating Expenses	343,923
Net Loss	$ (197,637)

GALLEON MERCHANT BANKING, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2001

	Common Stock		Additional Paid-In	Accumulated	
	Shares	Amount	Capital	Deficit	Total
Balance, December 31, 2000	736,100	$ 736	$ 355,429	$ (286,959)	$ 69,206
Net Loss				(197,637)	(197,637)
Issuance of Common Stock For:					
Cash	23,400	24	116,976		117,000
Services and Expenses	10,140	10	50,690		50,700
Balance, December 31, 2001	769,640	$ 770	$ 523,095	$ (484,596)	$ 39,269

GALLEON MERCHANT BANKING, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES	
Net (Loss)	$ (197,637)
Adjustments to Reconcile Net (Loss)	
to Net Cash Used In Operating Activities:	
Depreciation	3,995
Stock Compensation	45,000
Change in Assets and Liabilities:	
(Increase)/Decrease In:	
Accounts Receivable	21,472
Commissions Advances	369
Allowance for Doubtful Accounts	6,178
Loan Receivable	12,178
Prepaid Expenses	107
Increase/(Decrease) In:	
Accrued Liabilities	(1,215)
Net Cash Used In Operating Activities	(109,553)
CASH FLOWS FROM INVESTING ACTIVITIES	
Capital Expenditures for Property and Equipment	(15,610)
CASH FLOWS FROM FINANCING ACTIVITIES	
Proceeds from issuance of common stock	117,000
Decrease in Cash	(8,163)
Cash:	
Beginning	22,740
Ending	$ 14,577

The Accompanying Notes are an Integral Part of These Financial Statements

GALLEON MERCHANT BANKING, INC.
STATEMENT OF CASH FLOWS (CONTINUED)
YEAR ENDED DECEMBER 31, 2001

SUPPLEMENTARY DISCLOSURE OF CASH FLOW INFORMATION	
Interest Paid	$ 437
SUPPLEMENTARY DISCLOSURE OF NONCASH TRANSACTIONS FROM FINANCING ACTIVITIES	
Issuance of Common Stock For:	
Services	$ 45,000
Expenses	$ 5,700

GALLEON MERCHANT BANKING, INC.
NOTES TO THE FINANCIAL STATEMENTS

NOTE 1: NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Galleon Merchant Banking, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company is a Florida Corporation incorporated in October 1998.

Investment Banking

Investment banking revenue includes fees arising from the Company assisting its customers as a placement agent in the offering and sale of its customers' stock. Revenue is recorded when the stock sales are settled.

Depreciation

Depreciation is provided on an accelerated basis over estimated useful lives of five to seven years.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Cash Equivalents

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

NOTE 2: PROPERTY AND EQUIPMENT

The following is a summary of property and equipment at December 31, 2001:

Computer Equipment	$	12,326
Furniture and Fixtures		12,505
		24,831
Less: Accumulated Depreciation		5,458
	$	19,373

GALLEON MERCHANT BANKING, INC.
NOTES TO THE FINANCIAL STATEMENTS

NOTE 3: OPERATING LEASE

The Company leases its office space and office amenities under a leasing agreement dated March 1, 2000 which expires February 28, 2003. The lease provides for a monthly base rental of $2,079 and scheduled increases. The lease also provides that all related occupancy expenses shall be borne by the Company. Total rent expense for the year ended December 31, 2001 was $44,286. At December 31, 2001, minimum rental payments due under non-cancelable leasing agreements consisted of the following:

Year Ending December 31,		
2002	$	25,778
2003		4,324
	$	30,102

NOTE 4: INCOME TAXES

The Company has deferred tax assets relating to a net operating loss carryforward. The tax benefits of these carryforwards and temporary differences are dependent on the Company achieving taxable income during the carryforward period. Management is unable to determine that it is more likely than not that the deferred tax assets will be utilized. The Company files its income tax returns utilizing the cash basis; cumulative differences are currently not significant.

The Company has net operating loss carryforwards as of December 31, 2001 of approximately $485,000 expiring in 2016 for federal income tax purposes. The Company has recorded a valuation allowance of approximately $182,000 with respect to any future tax benefits due to the uncertainty of the ultimate realization. The valuation allowance increased approximately $74,000 in 2001.

NOTE 5: RELATED PARTY TRANSACTIONS

During 2001, the Company advanced funds to a shareholder. The advances were due on demand on an interest free basis. At December 31, 2001, these advances had been repaid.

GALLEON MERCHANT BANKING, INC.
NOTES TO THE FINANCIAL STATEMENTS

NOTE 6: GOING CONCERN

The financial statements have been presented on the basis that the Company is a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company reported a net loss of $197,637 for the year ended December 31, 2001 and has an accumulated deficit of $484,596 at December 31, 2001. During 2001, the Company issued shares in a private placement, for an aggregate purchase price of $117,000. Although the Company has raised some additional capital, the Company's continued existence is dependent upon its ability to successfully market and sell its services. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classifications of assets or the amounts and classifications of liabilities that may result from the outcome of this uncertainty.

NOTE 7: CAPITAL STRUCTURE

Preferred Stock

The Company has 20,000,000 shares of preferred stock (par value $.001) authorized. The preferred stock is divided into 10,000,000 shares of Series A preferred stock and 10,000,000 shares of Series B preferred stock. The Board has the authority to fix the designations, preferences, powers, and other rights as it deems appropriate. No shares of preferred stock have been issued.

Common Stock

The Company has 50,000,000 shares of common stock (par value $.001) authorized. Common stock has one vote per share for the election of directors and all other matters submitted to a vote of stockholders. Shares of common stock do not have cumulative voting, preemptive, redemption, or conversion rights.

During 2001, the Company issued 23,400 shares at $5.00 per share to raise capital.

NOTE 8: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $11,055, which was $6,055 in excess of its required net capital of $5,000. The Company's net capital ratio was .32 to 1.

GOLDSTEIN LEWIN & CO.
Certified Public Accountants and Consultants

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Stockholders
Galleon Merchant Banking, Inc.
Fort Lauderdale, FL

We have audited the accompanying financial statements of Galleon Merchant Banking, Inc. as of December 31, 2001, and for the year then ended, and have issued our report thereon dated March 19, 2002. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Goldstein Lewin & Co.

Goldstein Lewin & Co.

Boca Raton, Florida
March 19, 2002

1900 NW Corporate Blvd. E-300 | Broward (954) 429-8555 | Ft. Lauderdale Office

GALLEON MERCHANT BANKING, INC.
COMPUTATION OF AGGREGATE INDEBTEDNESS AND
NET CAPITAL UNDER RULE 15c3-1
DECEMBER 31, 2001

AGGREGATE INDEBTEDNESS		
Accrued Liabilities	$	3,522
NET CAPITAL		
Total Stockholders' Equity from the Statement of Financial Condition	$	39,269
Deductions:		
Non-allowable Assets:		
Accounts Receivable		1,650
Property and Equipment		19,373
Other Assets		7,191
Net Capital	$	11,055
Minimum Required Net Capital	$	5,000
Excess Net Capital at 1500%	$	6,055
Excess Net Capital at 1000%	$	10,703
Ratio of Aggregate Indebtedness to Net Capital		.32 to 1

GALLEON MERCHANT BANKING, INC.
STATEMENT PURSUANT TO RULE 17a-5(d)(4)
DECEMBER 31, 2001

Reconciliation of Net Capital with the Company's computation (included in Part II of Form X-17A-5 as of
December 31, 2001.)

Net Capital, as Reported in Company's Part II (unaudited) FOCUS Report	$	12,083
Increase in Accounts Receivable		(1,650)
Decrease in Payable to non-customers		622
Net Capital Per Above	$	11,055

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

During the period from January 1, 2001 to December 31, 2001, there were no liabilities subordinated to claims of general creditors.

STATEMENT PURSUANT TO EXEMPTIVE PROVISION UNDER RULE 15c3-3

The Company is currently exempt from the requirement to maintain a "Special Reserve Account for the Exclusive Benefit of Customers" under provisions of SEC Rule 15c3-3 based upon Paragraph k(2)(ii) of the Rule.

GOLDSTEIN LEWIN & CO.

Certified Public Accountants and Consultants

To the Stockholders
Galleon Merchant Banking, Inc.
Fort Lauderdale, Florida

In planning and performing our audit of the financial statements and supplemental schedules of Galleon Merchant Banking, Inc. (the "Company"), for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payments for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and, that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1900 NW Corporate Blvd. E-300
Boca Raton, Florida 33431
Tel (561) 994-5050

Broward (954) 429-8555
Dade (305) 944-3582
Palm Beach (561) 737-0309

Ft. Lauderdale Office
315 SE 7th Street, 2nd Flr.
Ft. Lauderdale, Florida 33301

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the use of the Stockholder, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Goldstein Lewin & Co.

Boca Raton, Florida
March 19, 2002